Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ADVANCES MARINE STRATEGY BY FOCUSING ON BOATS AND NEW TECHNOLOGIES

Company discontinues the manufacturing of outboard engines and agrees with market leader Mercury Marine to support boat packages.

Valcourt, Quebec, May 27, 2020 – BRP (TSX: DOO; NASDAQ: DOOO) announced today it has re-oriented its marine business by focusing on the growth of its boat brands with new technology and innovative marine products. We will discontinue production of Evinrude E-TEC and E-TEC G2 outboard engines. Our Sturtevant, WI, facility, will be repurposed for new projects to pursue our plan to provide consumers with an unparalleled experience on the water.

We remain committed to our Buy, Build, Transform Marine strategy which has been underway since 2018 with the acquisition of Alumacraft and Manitou boat companies in the U.S., followed by the acquisition of Australian boat manufacturer Telwater in 2019.

“Our outboard engines business has been greatly impacted by COVID-19, obliging us to discontinue production of our outboard motors immediately. This business segment had already been facing some challenges and the impact from the current context has forced our hand,” said José Boisjoli, President and CEO of BRP. “We will concentrate our efforts on new and innovative technologies and on the development of our boat companies, where we continue to see a lot of potential to transform the on-water experience for consumers,” he added.

Discontinuing outboard engine business and signing an agreement with Mercury Marine

Following our decision to discontinue E-TEC and E-TEC G2 outboard engines, we have signed an agreement with market leader Mercury Marine to support boat packages and continue to supply outboard engines to our boat brands.

We will continue to supply customers and our dealer network service parts and will honour our manufacturer limited warranties, plus offer select programs to manage inventory. These decisions will impact 650 employees globally.

Pursuing new opportunities within Build and Transform phases of strategy

With this announcement, BRP will be positioned to expand its presence in the pontoon and aluminum fishing markets through technologically advanced solutions. We will leverage our track record of ingenuity through our R&D resources to enhance the boating experience with unique new marine products, such as the next generation of engine technology with Project Ghost and the next generation of pontoons with Project M, code names for new products we expect to transform the industry.

Maximizing operational and functional efficiencies

Lastly, we will consolidate Alumacraft operations from two sites to one. All Alumacraft operations will be transferred to St Peter, MN and our site in Arkadelphia, AR will be permanently closed. In addition, we want to upgrade the boat production facilities to reorganize manufacturing sites and apply the modularity model used elsewhere. This move is designed to enhance productivity and efficiency and to allow us to respond with even more agility to demand.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the expected growth of the Company’s boats brands, its planned investments in new technology and marine products, the planned repurposing of the Sturtevant facility, the Company’s “Buy, Build and Transform” strategy for its Marine Group, the Company’s future supply of service parts, and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made) and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com